Filed by PacifiCare Health Systems, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                             Subject Company:  PacifiCare Health Systems, Inc.
                                                 Commission File No. 001-31700


[The following is a memorandum sent by Howard Phanstiel, Chairman and Chief Executive Officer of PacfiCare Health Systems, Inc., on August 4, 2005 to all employees of PacifiCare Health Systems, Inc.]


To:           All PacifiCare Employees

From:         Howie Phanstiel, Chairman and CEO
              PacifiCare Health Systems

Date:         August 4, 2005

Subject:      Merger Progress and Process

I am pleased to report that we have reached the first milestone in preparing for our merger with UnitedHealthcare. State regulatory filings were made earlier this week seeking approval of the transaction, and we look forward to working with these regulators to obtain all necessary regulatory approvals in the coming months.

Our next two milestones are filing the relevant proxy materials with the SEC to seek shareholder approval of the transaction, and filing our premerger notification and report form with the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Act.

I know you have a tremendous desire for information about the pending merger, particularly as it affects you personally. That is understandable. However, we simply do not have much information at this point because we must ensure that no integration occurs, including discussion about our past, present or future business until after the expiration of the Hart-Scott-Rodino Anti-Trust waiting period and we close the transaction.

If you feel you have a need for information, please visit our website and / or talk to your immediate supervisor. Any unanswered information requests should be forwarded through your organizational structure to your executive vice president.

While this process may seem burdensome, it is absolutely necessary to ensure that no inappropriate exchanges of information between the two companies occur. We will keep you informed of changes in the process once the transaction has been approved and PacifiCare and UnitedHealthcare integration transaction teams have been formed.

In the meantime, please remain focused on your work. More than ever it's important that you know your job, know your numbers, and perform. We need to sustain the passion and momentum that we have achieved over the past several years - for our customers, our members, our shareholders and ourselves.

Thank you.



Additional Information about the Acquisition and Where to Find It

         In connection with the proposed merger (the "Merger") of PacifiCare Health Systems, Inc. and UnitedHealth Group Incorporated and the other transactions contemplated by the Agreement and Plan of Merger between PacifiCare, UnitedHealth and Point Acquisition LLC, dated as of July 6, 2005 (the "Merger Agreement"), the parties intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including one or more registration statement(s) on Form S-4 that will contain a prospectus and a proxy statement. BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, INVESTORS AND HOLDERS OF PACIFICARE COMMON STOCK ARE URGED TO READ THEM, IF AND WHEN THEY BECOME AVAILABLE. When filed with the SEC, they will be available for free (along with other documents and reports filed by PacifiCare with the SEC) at the SEC's website, http://www.sec.gov. In addition, investors and PacifiCare stockholders may obtain free copies of the documents filed with the SEC by PacifiCare by a written request to PacifiCare Health Systems, Inc., 5995 Plaza Drive, Cypress, CA 90630, Attention: Investor Relations.

Participants in the Solicitation

         PacifiCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the transactions contemplated by the Merger Agreement. Information about the directors and executive officers of PacifiCare is set forth in the proxy statement for PacifiCare's Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2005. Investors may obtain additional information regarding the interests of such participants in the Merger and the other transactions contemplated by the Merger Agreement by reading the prospectus and proxy solicitation statement if and when they become available.

         This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
--------------------------

This document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "could," "may," "project," "will" and variations thereof or similar expressions identify forward-looking statements, which generally are not historical in nature. These forward-looking statements are based on current expectations and projections about future events. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others, our ability to consummate the Merger with UnitedHealth, to achieve expected synergies and operating efficiencies in the Merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the Merger may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Merger; the regulatory approvals required to complete the Merger may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and tax treatment of the Merger and the value of the merger consideration; and those risks and uncertainties found in our filings and reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.